Exhibit 99.1

TSX-V: MCLD NASDAQ: MCLD

mCloud

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars, unless otherwise noted)

mCloud Technologies Corp.

Condensed Consolidated Interim Statements of Financial Position

Unaudited - Expressed in Canadian Dollars

	Notes	September 30, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents		$1,325,633	$1,110,889
Trade and other receivables	6	7,852,008	6,900,641
Prepaid expenses and deposits		1,885,800	1,326,319
Current portion of long-term receivables	6	9,357,236	5,857,386
Total current assets		$20,420,677	$15,195,235
Non-current assets
Prepaid expenses and deposits		$690,914	$718,731
Long-term receivables	6	244,368	2,091,059
Right-of-use assets		2,983,779	3,660,717
Property and equipment		743,108	506,387
Other assets		46,833	293,116
Intangible assets		22,494,218	27,766,839
Goodwill		27,082,193	27,086,727
Total non-current assets		$54,285,413	$62,123,576
Total assets		$74,706,090	$77,318,811
LIABILITIES
Current liabilities
Bank indebtedness	10	$2,555,824	$976,779
Trade payables and accrued liabilities	7	13,409,653	12,924,256
Deferred revenue	5	1,280,154	1,771,120
Loans and borrowings	9	3,651,630	3,431,251
Convertible debentures	11	21,461,808	—
Warrant liabilities	12	6,477,128	710,924
Lease liabilities		603,327	835,472
Other liabilities	13	—	6,003,838
Business acquisition payable	8	1,283,629	1,594,297
Total current liabilities		$50,723,153	$28,247,937
Non-current liabilities
Convertible debentures	11	$100,475	$19,534,988
Lease liabilities		2,661,923	3,109,604
Loans and borrowings	9	8,919,374	9,721,049
Deferred income tax liabilities		3,213,469	4,168,905
Other liabilities	13	746,377	232,577
Business acquisition payable	8	549,900	845,232
Total liabilities		$66,914,671	$65,860,292
EQUITY
Share capital		$110,710,361	$83,120,611
Contributed surplus		10,194,076	8,518,476
Accumulative other comprehensive income		1,540,221	1,669,596
Deficit		(118,854,973)	(85,686,366)
Total shareholders’ equity		$3,589,685	$7,622,317
Non-controlling interest		4,201,734	3,836,202
Total equity		$7,791,419	$11,458,519
Total liabilities and equity		$74,706,090	$77,318,811

Events after the reporting period (Note 22)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Approved on behalf of the Board of Directors on November 28, 2021

“Russ McMeekin”	“Michael Allman”
Director	Director

1 | Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

(Unaudited - Expressed in Canadian dollars except number of shares)

		Three months ended Sept 30,		Nine months ended Sept 30,
	Notes	2021	2020	2021	2020
Revenue	4, 5	$7,335,908	$6,136,995	$22,925,071	$17,705,281
Cost of sales		(2,857,388)	(2,270,724)	(8,176,902)	(6,703,139)
Gross profit		$4,478,520	$3,866,271	$14,748,169	$11,002,142
Expenses
Salaries, wages and benefits		$4,879,745	$5,276,027	$16,083,410	$16,398,912
Sales and marketing		464,319	154,348	977,372	1,232,497
Research and development		613,313	394,339	2,074,192	755,227
General and administration		1,457,973	1,410,929	4,351,402	3,817,432
Professional and consulting fees		2,409,557	2,205,657	6,639,590	6,796,246
Share-based compensation	15	448,268	338,029	1,184,187	1,027,669
Depreciation and amortization		2,815,299	1,680,135	6,779,270	4,861,289
Total expenses		$13,088,474	$11,459,464	$38,089,423	$34,889,272
Operating loss		$8,609,954	$7,593,193	$23,341,254	$23,887,130
Other expenses (income)
Finance costs	17	$1,712,435	$1,506,140	$5,894,948	$4,339,428
Foreign exchange loss (gain)		(757,580)	513,191	(225,797)	(384,407)
Business acquisition costs and other expenses		(13,144)	286,885	322,876	1,311,181
Fair value loss on derivatives	11(c)	8,663,819	—	9,114,862	—
Other income	18	(2,406,534)	(968,722)	(5,471,842)	(1,961,389)
Loss before tax		$15,808,950	$8,930,687	$32,976,301	$27,191,943
Current tax expense		382,179	172,599	861,538	101,050
Deferred tax recovery		(476,413)	(390,755)	(968,237)	(1,349,799)
Net loss for the period		$15,714,716	$8,712,531	$32,869,602	$25,943,194
Other comprehensive (income) loss Foreign subsidiary translation differences		972,174	(645,748)	62,848	436,246
Comprehensive loss for the period		$16,686,890	$8,066,783	$32,932,450	$26,379,440

Net loss (income) for the period attributable to:
mCloud Technologies Corp. shareholders	$15,564,704	$9,417,075	$33,168,607	$27,145,080
Non-controlling interest	150,012	(704,544)	(299,005)	(1,201,886)
	$15,714,716	$8,712,531	$32,869,602	$25,943,194
Comprehensive loss (income) for the period attributable to:
mCloud Technologies Corp. shareholders	$16,484,107	$8,916,181	$33,297,982	$27,151,818
Non-controlling interest	202,783	(849,398)	(365,532)	(772,378)
	$16,686,890	$8,066,783	$32,932,450	$26,379,440

Loss per share attributable to mCloud shareholders - basic and diluted (Note 2)	$1.23	$1.15	$3.01	$4.08
Weighted average number of common shares outstanding - basic and diluted (Note 2)	12,656,697	8,157,269	11,001,956	6,656,474

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

2 | Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Condensed Consolidated Interim Statements of Changes in Equity

For the Nine Months Ended September 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars except number of shares)

	Notes	Number of Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income (loss)	Non- controlling Interest	Deficit	Total Equity
Balance, December 31, 2020		9,168,416	$83,120,611	$8,518,476	$1,669,596	$3,836,202	$(85,686,366)	$11,458,519
Share-based payments	15	—	—	1,184,187	—	—	—	1,184,187
RSUs exercised	15	71,190	337,104	(423,277)	—	—	—	(86,173)
Broker warrants issued	14(b)	—	—	294,894	—	—	—	294,894
Shares issued in public offering, net of costs	14(a)	2,300,000	12,395,918	—	—	—	—	12,395,918
Warrants issued in public offering, net of costs	14(a)	—	—	619,796	—	—	—	619,796
Shares issued in private placement	14(a)	75,676	420,000	—	—	—	—	420,000
Shares issued on 2021 Debentures conversion, net	14(a)	2,036,715	13,946,333	—	—	—	—	13,946,333
Shares issued in settlement of interest payable	14(a)	71,072	490,395	—	—	—	—	490,395
Net (loss) income for the period		—	—	—	—	299,005	(33,168,607)	(32,869,602)
Other comprehensive (loss) income for the period		—	—	—	(129,375)	66,527	—	(62,848)
Balance, September 30, 2021		13,723,069	$110,710,361	$10,194,076	$1,540,221	$4,201,734	$(118,854,973)	$7,791,419

Balance, December 31, 2019 - recast [1]		5,282,904	$45,368,745	$7,278,119	$363,250	$1,924,238	$(48,816,099)	$6,118,253
Share-based payments		—	—	1,027,669	—	—	—	1,027,669
RSUs exercised		35,183	373,572	(517,966)	—	—	—	(144,394)
Stock options exercised		6,666	166,400	(96,400)	—	—	—	70,000
Warrants exercised		114,782	1,860,618	(427,426)	—	—	—	1,433,192
Shares issued in business combination		126,737	2,304,073	—	—	—	—	2,304,073
Shares issued on conversion of 2019 debentures		3,333	50,000	—	—	—	—	50,000
Shares issued for asset acquisition - AirFusion		66,667	820,000	—	—	—	—	820,000
Issue of special warrants, net		—	—	12,217,171	—	—	—	12,217,171
Conversion of special warrants		1,222,063	12,217,171	(12,217,171)	—	—	—	—
Settlement of debt with RSUs		—	—	143,002	—	—	—	143,002
Shares issued in public offering, net of costs		1,415,526	13,854,347	671,953	—	—	—	14,526,300
Net (loss) income for the period		—	—	—	—	1,201,886	(27,145,080)	(25,943,194)
Other comprehensive (loss) for the period		—	—	—	(6,738)	(429,508)	—	(436,246)
Balance, September 30, 2020		8,273,861	$77,014,926	$8,078,951	$356,512	$2,696,616	$(75,961,179)	$12,185,826

1 Contributed surplus and Deficit at December 31, 2019 were adjusted to reflect the $815,000 additional deferred tax recovery related to deferred tax assets recognized through profit and loss to offset deferred tax liabilities recognized in equity on the issuance of convertible debentures.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3 | Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited - Expressed in Canadian Dollars)

		Nine months ended September 30,
	Notes	2021	2020
Operating activities
Net loss for the period		$(32,869,602)	$(25,943,194)
Items not affecting cash:
Depreciation and amortization		6,779,270	4,861,289
Share-based compensation	15	1,184,187	1,027,669
Finance costs	17	5,894,948	4,339,428
Other income		(1,663,605)	(82,050)
Fair value loss on derivatives	11(c)	9,114,862	—
Recovery of expected credit loss		—	(25,802)
Unrealized foreign currency exchange gain		(384,700)	(711,211)
Current tax expense		861,538	101,050
Deferred income tax recovery		(968,237)	(1,349,799)
(Decrease) increase in working capital	19	(3,847,294)	450,141
Interest paid		(2,439,985)	(2,655,649)
Taxes paid		—	(158,564)
Net cash used in operating activities		$(18,338,618)	$(20,146,692)
Investing activities
Acquisition of property and equipment		$(625,202)	$(125,236)
Acquisition of and expenditure on intangible assets		(438,060)	(678,050)
Acquisition of assets of AirFusion		—	(835,302)
Acquisition of business, net of cash acquired		—	(116,643)
Net cash used in investing activities		$(1,063,262)	$(1,755,231)
Financing activities
Payment of lease liabilities		$(887,304)	$(589,382)
Repayment of loans		(7,765,764)	(6,600,207)
Proceeds from loans and bank indebtedness, net of transaction costs		10,464,794	6,096,654
Net repayments of bank indebtedness		(952,955)	(488,764)
Proceeds from issuance of shares, net of issuance costs	14(a)	12,815,918	14,526,300
Proceeds from issuance of convertible debentures, net of costs		5,424,660	—
Proceeds from issuance of warrants, net of issuance costs	14(a)	619,796	12,217,171
Proceeds from the exercise of stock options, net of issuance costs		—	70,000
Proceeds from exercise of warrants, net		—	1,433,192
Income tax withholding on RSUs		(86,173)	(144,394)
Net cash provided by financing activities		$19,632,972	$26,520,570
Increase in cash and cash equivalents		$231,092	$4,618,647
Effect of exchange rate fluctuations on cash held		(16,348)	14,295
Cash and cash equivalents, beginning of period		1,110,889	529,190
Cash and cash equivalents, end of period		$1,325,633	$5,162,132

Supplemental cash flow information (Note 19)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4 | Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2021 and 2020
(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 1 - NATURE OF OPERATIONS

mCloud Technologies Corp. (“mCloud” or the “Company”), is a provider of proprietary technology solutions, AssetCare. Customers use AssetCare software-as-a-service (“SaaS”) and data solutions to ensure assets continuously operate at peak performance. AssetCare is an asset management platform combining IoT, AI and the cloud to drive next-level performance and efficiency. Through operating entities such as Agnity Global, Inc. (“Agnity”), mCloud offers foundational enterprise technology solutions enabling capabilities such as secure communications, connected work, and remote care.

The Company is domiciled in Vancouver, Canada with its head office in Calgary, Alberta and its registered offices located at 550-510 Burrard Street, Vancouver, British Columbia, V6C 3A8. The Company’s shares trade on the TSX Venture Exchange (“TSX.V”) under the symbol MCLD and on the OTCQB in the United States under the symbol MCLDF.

NOTE 2 - BASIS OF ACCOUNTING

These condensed consolidated interim financial statements of the Company include the accounts of the Company, the ultimate parent company of its consolidated group, and its subsidiaries, and are prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). Certain disclosures included in the annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the IASB have been condensed or omitted as they are not required for interim financial statements. Accordingly, these condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated annual financial statements and notes thereto for the year ended December 31, 2020 (the “2020 Annual Financial Statements”), which are available on SEDAR at www.sedar.com. Selected explanatory notes are included in the interim financial statements to explain events and transactions that are significant to the understanding of changes in the Company’s financial position and performance since the last annual financial statements.

The Company’s presentation currency is Canadian dollars, and all amounts are presented in Canadian dollars unless otherwise stated. These condensed consolidated interim financial statements have been prepared on a going- concern basis, under the historical cost convention except for certain financial instruments that have been measured at fair value. There were no changes in the entities contained in the consolidated results or the equity percentage held by the Company from December 31, 2020, as presented in Note 2 to the 2020 Annual Financial Statements.

The Company has reclassified certain expenses during the nine months ended September 30, 2021 in the condensed consolidated interim statement of loss and comprehensive loss. These adjustments, captured in the nine months ended September 30, 2021, impacted previously reported amounts for the six months ended June 30, 2021 by decreasing cost of sales by $539,776, increasing sales, wages and benefits by $749,688 and decreasing professional and consulting fees by $209,912. Certain comparative balances were reclassified to conform with the current period’s presentation.

The accounting policies applied in the preparation of these condensed consolidated interim financial statements are consistent with those applied and disclosed in Note 2 to the 2020 Annual Financial Statements with the exception of the expansion of the accounting policy note (q) Convertible Debentures to add the accounting policy related to the issuance of convertible debentures in the nine months ended September 30, 2021 (Note 21).

Share consolidation

On November 19, 2021, the Company initiated a 3-to-1 consolidation of the Company’s issued and outstanding common shares which took effect at market opening on November 24, 2021. This consolidation was approved by the Company’s shareholders in connection with the Company’s listing on the Nasdaq Capital Market (“NASDAQ”). The Company’s issued and outstanding convertible debentures, stock options, warrants and RSUs are also subject to this consolidation. The par value of the common shares was not adjusted as the result of this consolidation. Accordingly, all share and per share amounts for the periods presented in these condensed consolidated financial statements and notes thereto have been adjusted retrospectively to reflect this consolidation.

These condensed consolidated interim financial statements were authorized for issue by the Audit Committee, on behalf of the Board of Directors, on November 28, 2021.

5 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2021 and 2020
(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 3 - CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

In the preparation of the consolidated financial statements and the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions that affect the carrying amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during each reporting period. The estimates and associated assumptions are limited by the relevance of historical data and uncertainty of future events. Actual results could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

The Company applied critical judgements and estimates, including significant areas of estimation uncertainty in applying policies, in preparing these condensed consolidated interim financial statements, as described in Note 3 to the 2020 Annual Financial Statements. In addition, during the nine months ended September 30, 2021, management made judgements related to the measurement of the fair value of the convertible debentures issued in the period, including the determination of the allocation of the proceeds between the host liability and conversion feature embedded derivative components (Note 11(b)). At inception of an instrument, the Company determines the value of the components of convertible debt and judgement is required in determining the inputs used in the fair value calculations and in determining the probability of certain outcomes. Changes in those judgements may result in a change to the recognized value of the convertible debt.

Beginning in March 2020, the COVID-19 pandemic has had a substantial impact on economies around the world. As a result of the uncertainty associated with the unprecedented nature of the pandemic, certain of the Company’s significant assumptions may be impacted. Uncertain environments make estimating several items in the financial statements more challenging and are likely to result in more frequent changes in management’s expectations about the future. The long-term impact on the Company’s financial results and cash flows is unknown at this time. Although the Company has been negatively impacted by COVID-19, given the Company’s nature of operations, COVID-19 has increased customer demand and created new opportunities for mCloud to engage with new and existing customers using the remote connectivity offered by AssetCare.

The Company has received government assistance in Canada, the United States and Australia to help temper the financial impact of COVID-19 (Note 18).

Going Concern

These condensed consolidated interim financial statements have been prepared on a going concern basis, which contemplates that the Company will continue in operation and be able to realize its assets and discharge its liabilities and commitments in the normal course of business for the foreseeable future. During the nine months ended September 30, 2021, the Company generated a net loss of $32,869,602 and negative cash flows from operating activities of $18,338,618. As at September 30, 2021, the Company had a working capital deficiency of $30,302,476. Current liquidity levels and available sources of capital are not adequate to fund the working capital deficiency including repayment of the 2019 Convertible Debentures if not converted on or before May 31, 2022. These factors are indicators that material uncertainties exist that may cast significant doubt about the Company’s ability to continue as a going concern and, therefore, its ability to realize assets and discharge liabilities in the normal course of business.

In making their assessment, management considered all available information, together with forecasts that management believes are plausible and other mitigating strategies, about the future which is at least, but not limited to, twelve months from the end of the reporting period. Management has considered in its assessment the undrawn portion of the revolving operating facility (Note 10) and the amendments to this facility and related agreements (Note 22(b)), the net proceeds of the brokered equity financing of US$8,694,000 after underwriting discount which is expected to close on November 29, 2021 (Note 22(c)), the maturity of the 2019 convertible debentures due May 31, 2022 if not converted on or before this date (Note 11(a)), the amendments to the term loan (Note 22(a)), the likelihood of payments required under contingent consideration arrangements, the required cash principal and interest payments on indebtedness, and the expected increases in revenues and cash flows resulting from new revenue contracts expected over the next 12 months due to the anticipated reduction of COVID-19 related restrictions.

In addition, management anticipates that debt covenants will not be breached; however, if breached management believes waivers will be provided and ultimately there will be no acceleration of repayment. As a result of this assessment, management believes the Company will have sufficient capital arrangements to fund its current planned operations during the twelve-month period following September 30, 2021.

6 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2021 and 2020
(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 3 - CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

Going Concern (continued)

In the long-term, continuation of the Company as a going concern is dependent on its ability to achieve and maintain profitable operations and positive cash flow from operations, and, as necessary, to obtain the necessary equity or debt financing to continue with expansion in the AssetCare market. To date, the Company has funded its operations through debt and equity financing. While the Company has been successful in raising capital in the past, there is no assurance that it will be successful in closing further financings in the future.

NOTE 4 - SEGMENT REPORTING

The Company operates in one operating segment. For the purpose of segment reporting, the Company’s Chief Executive Officer (“CEO”) is the Chief Operating Decision Maker. The determination of the Company’s operating segment is based on its organization structure and how the information is reported to the CEO on a regular basis.

The Company’s revenue by location of the ultimate customer or consumer of product solution are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Canada	$3,740,294	$3,426,551	$10,885,290	9,934,689
Asia-Pacific	1,729,160	503,887	5,015,964	982,552
United States	1,675,015	2,044,332	6,605,837	6,172,578
Europe, Middle East and Africa	191,439	162,225	417,980	615,462
Total revenue	$7,335,908	$6,136,995	$22,925,071	$17,705,281

The Company’s non-current assets by country are as follows:

	September 30, 2021	December 31, 2020
Canada	$33,837,751	$37,966,772
Asia-Pacific	10,833,808	11,731,960
United States	9,613,854	12,424,844
Total non-current assets	$54,285,413	$62,123,576

NOTE 5 - REVENUE

The Company’s operations and main revenue streams are those described in Note 2(k) to the 2020 Annual Financial Statements. The Company’s revenue is derived from contracts with customers.

In the following tables, revenue is disaggregated by major service line and timing of revenue recognition.

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
AssetCare initialization	$506,070	$1,591,899	$2,245,560	$5,016,773
AssetCare over time	6,624,981	3,586,751	19,264,802	7,262,966
Engineering services	204,857	958,345	1,414,709	5,425,542
	$7,335,908	$6,136,995	$22,925,071	$17,705,281

7 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2021 and 2020
(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 5 - REVENUE (continued)

	Three months ended September 30,		Nine months ended September 30,
Revenue recognized	2021	2020	2021	2020
Over time	$6,293,377	$5,158,112	$19,460,890	$13,794,468
At a point in time [1]	1,042,531	978,883	3,464,181	3,910,813
	$7,335,908	$6,136,995	$22,925,071	$17,705,281

1 Upon completion.

Significant changes in unbilled revenue and deferred revenue balances are as follows:

For the nine months ended September 30, 2021	Unbilled revenue	Deferred revenue
Balance at December 31, 2020	$554,740	$1,771,120
Additions	10,103,708	5,314,530
Less: transferred to trade and other receivables	(10,222,296)	(5,802,756)
Currency translation adjustment	—	(2,740)
Balance at September 30, 2021	$436,152	$1,280,154

NOTE 6 - TRADE AND OTHER RECEIVABLES AND LONG-TERM RECEIVABLES

	September 30, 2021	December 31, 2020
Trade receivables from contracts with customers	$3,811,889	$4,770,056
Unbilled revenue (Note 5)	436,152	554,740
Indirect taxes receivable	164,356	341,583
Income taxes receivable	358,692	594,036
Other receivables	3,397,870	961,714
Contract asset	153,178	153,178
Loss allowance	(470,129)	(474,666)
Total trade and other receivables	$7,852,008	$6,900,641

Long-term receivables

Long-term receivables represent receivables associated with revenue contracts whereby certain customers make fixed monthly installment payments over a period of time, ranging from one to three years, for performance obligations delivered upfront.

	September 30, 2021	December 31, 2020
Current portion of long-term receivables [1]	$9,357,236	$5,857,386
Non-current portion of long-term receivables	244,368	2,091,059
Total long-term receivables	$9,601,604	$7,948,445

1 Net of expected credit loss allowance of $131,244 at September 30, 2021 and $131,364 at December 31, 2020.

8 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2021 and 2020
(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 7 - TRADE PAYABLES AND ACCRUED LIABILITIES

	September 30, 2021	December 31, 2020
Trade payables	$6,170,786	$5,903,789
Accrued liabilities	4,523,462	4,795,742
Interest payable	201,185	425,054
Mastercard facility (Note 10)	406,136	600,590
Due to related parties	300,791	846,228
Income taxes payable	794,466	21,752
Indirect taxes payable	600,268	242,703
Other	412,559	88,398
Total trade payables and accrued liabilities	$13,409,653	$12,924,256

NOTE 8 - BUSINESS ACQUISITION PAYABLE

	September 30, 2021	December 31, 2020
Opening balance	$2,439,529	$1,043,314
Contingent consideration related to CSA [1]	(581,117)	879,066
Contingent consideration recognized related to kanepi	—	568,638
Effect of foreign exchange differences	(24,883)	(51,489)
Total	1,833,529	2,439,529
Less: current portion	(1,283,629)	(1,594,297)
Non-current portion of business acquisition payable	$549,900	$845,232

1 During the three months ended March 31, 2021, the Company determined that a portion of the contingent consideration recognized at the date of acquisition of CSA (Note 20) was not payable as the operational performance metrics were not achieved and recognized $581,117 in Other income in the condensed consolidated interim statement of loss and comprehensive loss for the period then ended. The remaining fair value of the contingent consideration of $265,172 is classified as current as achievement of the remaining metrics will be determined in the three months ending March 31, 2022.

NOTE 9 - LOANS AND BORROWINGS

The Company’s loans are described in Note 17 to the 2020 Annual Financial Statements. The carrying value of loans and borrowings are as follows:

	September 30, 2021	December 31, 2020
Term loan	$9,729,221	$10,928,055
Nations Interbanc facility	1,405,203	1,137,360
Debenture payable to Industry Canada	25,410	76,227
Loan payable to related party	331,399	318,428
Oracle financing	925,734	427,250
Other loans and financing	154,037	264,980
Total	$12,571,004	$13,152,300
Current	3,651,630	3,431,251
Non-current	8,919,374	9,721,049
Total	$12,571,004	$13,152,300

The Company changed the presentation of funding received from the US government previously classified in Loans and Borrowings to Other Liabilities on the condensed consolidated interim statements of financial position (Note 13).

9 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2021 and 2020
(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 9 - LOANS AND BORROWINGS (continued)

These forgivable loans are considered to be government grants as management believes there is reasonable assurance that they will be forgiven at which time the amounts will be recognized in Other Income on the condensed consolidated interim statements of loss and comprehensive loss.

Loan repayment terms vary depending on the nature of the debt. The term loan payments are blended payments of principal and interest until maturity in August 2026 and the loan is secured against the assets of the Company. The Company is required to maintain certain financial covenants related to the term loan and as at September 30, 2021 these covenants were met. At March 31, 2021 and December 31, 2020, the lender waived these covenants. In November 2021, the term loan was amended (Note 22(a)).

During the nine months ended September 30, 2021, an entity controlled by the Company entered into another financing arrangement with Oracle Credit Corporation which matures in February 2024.

Total interest expense associated with loans and borrowings recognized in net loss was $247,525 and $781,033 for the three and nine months ended September 30, 2021 (three and nine months ended September 30, 2020 - $303,872 and $820,255) (Note 17).

NOTE 10 - BANK INDEBTEDNESS

As described in Note 28 to the 2020 Annual Financial Statements, the Company had access to an operating loan facility and Mastercard facility (collectively referred to as the “Credit Facility’”). On April 15, 2021, the operating loan facility which had a balance of $923,461 at December 31, 2020, was repaid. The Mastercard facility remains in place and $406,136 was drawn at September 30, 2021 (December 31, 2020 - $600,590). This amount is included in Trade payables and accrued liabilities on the condensed consolidated interim statements of financial position for the periods then ended.

ATB Financial Facility

On May 17, 2021, one of the Company’s subsidiaries executed a commitment letter for a $5,000,000 secured revolving operating facility with ATB Financial (“ATB”) which is a financial institution wholly owned by the Province of Alberta. The facility is available by way of a variety of instruments. On June 24, 2021, $2,500,000 of the available amount was drawn. The facility is due on demand, bears interest at the prime rate plus 2% per annum with interest and fees due at the end of each month. The facility may be prepaid without penalty. On November 10, 2021, the terms of the commitment letter and related agreements were amended and on November 12, 2021, an additional $950,000 of the amount available was drawn (Note 22(b)).

The facility is subject to certain reporting and financial covenants. The Company breached the financial covenant at September 30, 2021 and the lender provided a waiver subsequent to the end of the reporting period. Since the facility is due on demand there is no impact on the carrying amount or classification as a result of the breach. The facility is secured against certain assets of the Company and its principal subsidiaries. In addition, the Company and certain of its subsidiaries have provided an unlimited guarantee for repayment of all amounts due under the facility.

NOTE 11 - CONVERTIBLE DEBENTURES

	September 30, 2021	December 31, 2020
2019 Convertible debentures liability (a)	$21,461,808	$19,534,988
2021 Convertible debentures liability (b)	66,647	—
2021 Convertible debentures embedded derivative (b)	33,828	—
Total	$21,562,283	$19,534,988

Current debentures	$21,461,808	$—
Non-current debentures	100,475	19,534,988
Total	$21,562,283	$19,534,988

10 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2021 and 2020
(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 11 - CONVERTIBLE DEBENTURES (continued)

a)	2019 Convertible debentures
	September 30, 2021	December 31, 2020
Opening balance	$19,767,472	$17,753,016
Conversion of debentures into common shares	—	(50,000)
Interest paid	(1,759,313)	(2,345,750)
Accreted interest at effective interest rate	3,649,128	4,410,206
Carrying amount of liability component	$21,657,287	$19,767,472
Less: interest payable (Note 7)	(195,479)	(232,484)
Total	$21,461,808	$19,534,988

As described in Note 18(a) to the 2020 Annual Financial Statements, the Company completed a private placement offering of convertible unsecured subordinated debentures (the “2019 Debentures”) for total aggregate gross proceeds of $23,507,500 on July 11, 2019. The 2019 Debentures bear interest at a rate of 10% per annum which is paid quarterly and mature on May 31, 2022, at which time the principal amount is repayable in cash if the 2019 Debentures have not been converted.

The principal amount of the 2019 Debentures is convertible into 1,563,833 units of the Company at the option of the holder at a conversion price of $15.00 per unit. Each unit is comprised of one common share and one share purchase warrant exercisable to acquire one common share at an exercise price of $22.50. If the 2019 Debentures are converted, share purchase warrants attached to the unit are exercisable until June 2024.

b)  2021 Convertible debentures

Issuance of Convertible Debentures

On December 7, 2020, the Company commenced efforts to raise an aggregate of US$10,000,000 through a private placement offering (the “Offering”) of convertible unsecured subordinated debentures (the “2021 Debentures”) at a price of US$100 per debenture. Note 18(b) to the 2020 Annual Financial Statements describes certain terms of this Offering and refers to the debentures as the 2020 Debentures which will be referenced as the 2021 Debentures hereafter. The 2021 Debentures bear interest at 8% per annum, payable, at the option of the Company, in cash or common shares of the Company calculated in accordance with the debenture agreement which considers such factors as the price of the common stock on the TSX.V converted into U.S. Dollars (“USD”) at the date of record. Interest is payable quarterly in arrears on the last day of each calendar quarter with interest accruing from date of close included in first payment.

The 2021 Debentures mature on the date that is 36 months following the closing date of the applicable tranche (“Maturity Date”). The principal amounts of the 2021 Debentures are convertible into common shares at the option of the holder at any time prior to maturity at the calculated conversion price stated in the debenture. The principal amount of the 2021 Debentures outstanding will be repayable in common shares or cash at the election of the Company on the Maturity Date.

The Offering was closed in multiple tranches. At December 31, 2020, total proceeds of $5,285,997 (US$4,146,825) had been received associated with two tranches of the Offering; however, as the debenture certificates were not yet issued the proceeds were recorded as Other liabilities in the condensed consolidated interim statement of financial position at December 31, 2020.

The Offering closed in six tranches between December 7, 2020 and May 25, 2021 with total gross proceeds of $11,328,870 (US$8,884,000). Each tranche has a specific Maturity Date and conversion price in USD which was set at the date of close. The conversion prices range between $4.11 (US$3.42) and $8.28 (US$6.60) depending on the tranche.

The 2021 Debentures include a host liability and embedded derivative conversion option. The fair value of the embedded derivative was determined first, with the residual amount of the total fair value of the convertible debentures allocated to the host liability. The host liability is classified as a financial liability recognized at amortized cost and the embedded derivative conversion option is an embedded derivative classified as at fair value through profit or loss (“FVTPL”). The fair value measurement is further described in Note 16(b) - Financial Instruments under Valuation methodologies used in the measurement of fair value for Level 3 financial liabilities.

11 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2021 and 2020
(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 11 - CONVERTIBLE DEBENTURES (continued)

b)  2021 Convertible debentures (continued) Conversion of Convertible Debentures

On July 12, 2021, the Company announced that it had entered into Debt Conversion and Exchange Agreements (“Conversion Agreements”) with holders of more than 99.2% of the outstanding principal amount of the 2021 Debentures subject to a number of conditions including TSX.V approval. The Conversion Agreements provided for certain changes in terms including a reduced conversion price on certain tranches of the 2021 Debentures and the addition of a common share purchase warrant for each common share to be issued upon conversion. On August 13, 2021, the Company received TSX.V approval and issued an aggregate of 2,107,787 common shares and 2,107,787 common share purchase warrants (Note 14(a)) to extinguish 99.2% of the principal and accrued interest thereon to the date of the conversion agreements.

The following reconciliation includes: (a) the original issuance of and accounting for the convertible debentures up to July 12, 2021; (b) the derecognition of the host liability and embedded derivative on July 12, 2021 as the change in terms of the agreement was determined to be a substantial modification and resulted in recognition of a new financial liability at this date; (c) the extinguishment of the amount due under the 2021 Debentures on August 13, 2021 in exchange for common shares and warrants. The warrants issued continue to be financial liabilities of the Company as further described in Note 12. The ending balances shown represent the remaining balance that was not converted.

September 30, 2021
Proceeds from issue of convertible debentures	$11,328,870
Fair value adjustments (Note 11(c))	1,615,102
Total fair value of convertible debentures	$12,943,972
Less: fair value of embedded derivative	(5,060,776)
Less: transaction costs [1]	(660,604)
Carrying value of liability at inception	$7,222,592
Interest expense associated with liability	809,212
Debt extinguishment, including interest payable	(7,735,230)
Foreign exchange adjustments	(224,221)
$72,353
Less: accrued interest included in accrued liabilities [2]	(5,706)
Carrying value of liability at end of period [3]	$66,647

1  Total transaction costs were $1,060,596 which include cash compensation paid to brokers and the value of broker warrants issued. Transaction costs of $401,250 allocated to the embedded derivative portion of the convertible debentures were expensed in Finance costs in the condensed consolidated interim statements of loss and comprehensive loss for the nine months ended September 30, 2021.

2  Interest payable is expected to be satisfied via the issuance of common shares.

3  Convertible debt in the principal amount of U$75,000 which matures January 2024, bears interest at 8% per annum and is convertible to the Company’s equity at a conversion price of $5.84 (US$4.59).

September 30, 2021
Fair value of embedded derivative at inception	$5,060,776
Fair value decrease [1]	(791,944)
Derecognition of embedded derivative [2]	(4,214,198)
Foreign exchange adjustments	(20,806)
Balance, embedded derivative	$33,828

1  The fair value of the embedded derivative is remeasured at the end of each reporting period and on conversion and recognized in Fair value (gain) loss on derivatives in the condensed consolidated interim statements of loss and comprehensive loss.

2  Related to the conversion of the 2021 Debentures.

12 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2021 and 2020
(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 11 - CONVERTIBLE DEBENTURES (continued)

c)	Fair value loss on 2021 Debentures including embedded derivatives

	Three months ended	Nine months ended
	September 30, 2021
Loss (gain) on embedded derivatives [1]	$372,115	$(791,944)
Deferred charge loss	—	1,615,102
Loss on substantial modification and conversion	8,571,881	8,571,881
Gain on warrant liability remeasurement (Note 12)	(280,177)	(280,177)
Total	$8,663,819	$9,114,862

1 For period from initial recognition to date of substantial modification on July 12, 2021.

NOTE 12 - WARRANT LIABILITIES

	September 30, 2021	December 31, 2020
Derivative warrant liabilities	$5,767,206	$—
Warrant liability related to business acquisition (1)	709,922	710,924
Total, all current	$6,477,128	$710,924

1 Warrant liability related to 2019 business acquisition as described in Note 5(b) to the 2020 Annual Financial Statements.

On August 13, 2021, the Company issued 2,107,787 common share purchase warrants in conjunction with the conversion and extinguishment of the 2021 Debentures (Note 11(b); Note 14(a)). The common share purchase warrants entitle the holder to purchase one common share of the Company at an exercise price of US$6.87 and mature 36 months after issuance. These warrants are classified as derivative financial liabilities as the value of the shares to be issued varies as they are denominated in USD (Note 21).

At initial recognition of the warrants at August 13, 2021, the fair value of the warrants of $5,947,689, or $2.82 per warrant, was calculated using the Black-Scholes option pricing model with the following inputs and assumptions: share price of $6.90, Canadian dollar equivalent exercise price of $8.74, risk-free rate of 0.43%, expected life of 3.00 years, expected volatility of 71.5%, and no expected dividends.

At September 30, 2021, the warrants were remeasured at a fair value of $5,767,206. The Company recorded a gain on remeasurement since initial recognition of $280,177 (Note 11(c)). There were no exercises of warrants since issuance.

The fair value of derivative warrants at September 30, 2021 of $2.74 per warrant was calculated using the Black- Scholes option pricing model with the following inputs and assumptions: share price of $6.93, Canadian dollar equivalent exercise price of $8.74, risk free rate of 0.50%, expected life of 2.87 years, expected volatility of 71.3%, and no expected dividends.

NOTE 13 - OTHER LIABILITIES

	September 30, 2021	December 31, 2020
US Government loans (Note 9)	$746,377	$950,418
2021 Debentures subscriptions payable (Note 11(b))	—	5,285,997
Total	$746,377	$6,236,415

Current portion [1]	$—	$6,003,838
Non-current portion	746,377	232,577
Total	$746,377	$6,236,415

1 Includes US Government loans of $0 and $717,841 respectively at September 30, 2021 and December 31, 2020.

13 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2021 and 2020
(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 13 - OTHER LIABILITIES (continued)

During the nine months ended September 30, 2021, the Company was granted two additional US government loans totaling $840,845 (US$668,689), each bearing interest at 1% per annum with maturity dates in February and May 2026. Similar to the other loans received during Fiscal 2020 from the US Government as part of the Paycheck Protection Program (the “PPP”), a portion or the entirety of the amounts funded may be forgiven if the funds are used for qualifying expenses which include payroll costs, rent and utility costs, and employment and compensation levels are maintained. The Company intends to use the entire loan amount for qualifying expenses and as such expects these loans will be forgiven and no principal or interest payments will be made.

Companies may apply for forgiveness once all proceeds have been used. During the three and nine months ended September 30, 2021, two and three government loans were forgiven and $786,668 and $970,857, respectively, was included in Other income associated with this forgiveness and there will be no required payments of principal or interest.

NOTE 14 - SHARE CAPITAL

a)	Common shares

During the nine months ended September 30, 2021, the Company issued common shares in the following transactions. The Company issued 71,190 common shares on exercise of Restricted Share Units (Note 15(b)).

Brokered public offering

On April 15, 2021, the Company closed a public offering of 2,300,000 units of the Company (the “Units”) at a price of $6.30 per unit for aggregate gross proceeds of $14,490,000. Each Unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one common share (“Warrant Share”) at an exercise price of $8.55 per Warrant Share for 36 months following closing subject to adjustment in certain events.

The public offering was brokered, and the underwriting agent received cash commissions of $1,014,300 or 7% of the gross proceeds under the offering. In addition, the Company also incurred $459,986 of share issuance costs in connection with the offering, for total net proceeds of $13,015,714. Net proceeds were allocated as $12,395,918 to Share capital for the value measured for common shares with the residual of $619,796 allocated to warrants which is included in Contributed surplus in the condensed consolidated interim statement of financial position at September 30, 2021.

Non-brokered private placement offering

On August 13, 2021, the Company completed a non-brokered private placement, pursuant to a subscription agreement dated July 12, 2021, offering of 75,676 units of the Company at a unit price of $5.55 for gross proceeds of $420,000. Each unit consists of one common share and one share purchase warrant at an exercise price of $8.55 per common share with warrants expiring April 2024. Net proceeds of $420,000 were allocated fully to the common shares.

Conversion of 2021 Convertible Debentures

On August 13, 2021, the Company extinguished 99.2% of the principal and accrued interest of the 2021 Debentures (Note 11). The principal balance of converted debentures was settled by issuing an aggregate of 2,036,715 common shares and 2,036,715 common share purchase warrants. The value of the common shares at August 13, 2021, net of transaction costs was $13,946,333. In addition, associated interest payable was settled via the issuance of 71,072 common shares, at a value of $490,395, and 71,072 common share purchase warrants. See Note 14(b) for description of warrants issued.

Commons shares in escrow

At September 30, 2021, the Company has 694,775 (December 31, 2020 - 1,674,284) common shares subject to escrow conditions as described in Note 19(a) to the 2020 Annual Financial Statements.

14 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2021 and 2020
(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 14 - SHARE CAPITAL (continued)

b)	Warrants

The Company’s warrants outstanding as at September 30, 2021 and December 31, 2020 are as follows and include both warrants classified as equity and warrants classified as financial liabilities (Note 12) :

	Number of Warrants	Weighted Average Exercise Price $
Balance, December 31, 2020	1,931,526	$14.82
Issued	4,599,223	8.50
Expired	(375,714)	13.50
Balance, September 30, 2021	6,155,035	$10.18

During the nine months ended September 30, 2021, the Company issued share purchase warrants in conjunction with the following transactions:

•	115,760 warrants to brokers in connection with the issuance of the 2021 Debentures (Note 11(b)). Warrants issued to brokers are denominated in USD with exercise prices that range between $4.12 (US$3.42) and $8.28 (US$6.60) and are exercisable for 24 months with maturity dates ranging from December 2022 to May 2023;
•	2,300,000 warrants in connection with the April 15, 2021 public offering (Note 14(a));
•	75,676 warrants in connection with the non-brokered private placement offering (Note 14(a)); and
•	2,107,787 warrants in connection with the August 13, 2021, conversion and interest settlement of the majority of the 2021 Debentures (Note 11(b)). The warrants entitle the holder to purchase one common share of the Company at an exercise price of US$6.87 and mature in August 2024 (Note 12).

The total fair value of warrants issued to brokers was $294,894. The weighted average fair value of brokers warrants issued during the nine months ended September 30, 2021 of $2.55 per warrant was calculated using the Black- Scholes option pricing model with the following weighted average inputs and assumptions: issue date share price of $6.39; exercise price of $5.85; risk-free rate of 0.26%; expected life of 1.88 years; expected volatility of 69%; and no expected dividends.

Warrants outstanding as at September 30, 2021 were as follows:

Expiry Date	Exercise Price $	Outstanding Warrants
October 2021	15.00	214,106
June 2022	15.00	19,584
July 2022	14.25	525,114
December 2022	5.63	1,000
January 2023	5.72	37,400
January 2023	6.97	25,400
February 2023	7.80	8,000
March 2023	8.28	9,000
May 2023	4.12	34,960
April 2024	8.55	2,375,676
June 2024	22.50	3,333
August 2024	8.60	2,107,787
January 2025	16.20	611,027
July 2025	14.25	182,648
	$10.18	6,155,035

The weighted average remaining contractual life of outstanding warrants was 2.50 years at September 30, 2021 (December 31, 2020 - 2.29 years). Exercise prices for warrants denominated in USD are presented above were converted to the C$ equivalent exercise prices on the date of the applicable transaction.

15 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2021 and 2020
(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 15 - SHARE BASED PAYMENT ARRANGEMENTS

The Company recorded share-based compensation as follows.

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Stock options (a)	$140,090	$139,934	$387,880	$521,050
Restricted share units (b)	308,178	198,095	796,307	506,619
Total	$448,268	$338,029	$1,184,187	$1,027,669

a)	Stock Options

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)
Balance, December 31, 2020	423,303	$11.01	6.81
Granted	77,497	5.18	9.97
Forfeited	(22,733)	11.06	8.03
Expired	(3,090)	11.36	1.16
Balance, September 30, 2021 [1]	474,977	$10.16	7.32

1 In October 2021, the Company granted 333,310 stock options at an exercise price of $6.99 per option.

Of these outstanding options, 229,924 were exercisable at a weighted average exercise price of $11.38 at September 30, 2021 (December 31, 2020 - 161,245 exercisable at a weighted average exercise price of $11.70). Exercise prices of exercisable stock options range from $8.70 to $18.02 per share as disclosed by expiry date in Note 20(a) to the 2020 Annual Financial Statements. Stock options granted during the nine months ended September 30, 2021, are not yet exercisable.

As at September 30, 2021, unrecognized share-based compensation expense related to non-vested stock options granted is $444,505 (December 31, 2020 - $710,934; September 30, 2020 - $760,704).

The weighted average fair value of stock options granted during the nine months ended September 30, 2021 of $3.20 per option (nine months ended September 30, 2020 - $4.41 per option) was calculated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions and inputs for the nine months ended September 30.

	2021	2020
Grant date share price	$5.23	$9.57
Exercise price	$6.31	$11.14
Risk-free rate	1.14%	0.34%
Expected life, years	6.50	4.25
Expected volatility	72%	66%
Expected dividends	—%	—%
Forfeiture rate	10%	—%

16 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2021 and 2020
(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 15 - SHARE BASED PAYMENT ARRANGEMENTS (continued)

b)	Restricted Share Units (“RSUs”)

At September 30, 2021, 176,749 RSUs were outstanding of which 60,830 were exercisable at a weighted average exercise price of $8.87 per RSU. At December 31, 2020, 222,220 RSUs were outstanding with 33,516 exercisable at a weighted average exercise price of $11.01 per RSU.

During the nine months ended September 30, 2021, 39,165 RSUs were granted, 71,190 common shares were issued on the exercise of 79,638 RSUs at a weighted average share price at exercise of $8.87, and 5,000 RSUs were forfeited. RSU holders elected for certain RSUs exercised to be settled net of any tax withholding obligations.

The fair value of each RSU is based on the market price of the Company’s common shares on the date of grant and the total fair value of RSU grants in the nine months ended September 30, 2021 was $221,540. As at September 30, 2021, unrecognized share-based compensation expense related to non-vested RSUs granted was $255,601 (December 31, 2020 - $ 807,830; September 30, 2020 - $997,503).

NOTE 16 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

a)	Classification and measurement of financial assets and liabilities by category

The following represents the carrying values of the financial assets and liabilities of the Company and the associated classifications and measurement basis for each balance.

Financial assets	Level	Measurement basis	September 30, 2021	December 31, 2020
Cash and cash equivalents	1	Amortized cost	$1,325,633	$1,110,889
Trade and other receivables [1]	2	Amortized cost	7,175,782	5,811,844
Long-term receivables	2	Amortized cost	9,601,604	7,948,445
Derivative asset	2	FVTPL	—	131,400
			$18,103,019	$15,002,578

Financial liabilities
Bank indebtedness	2	Amortized cost	$2,555,824	$976,779
Trade payables and accrued liabilities [1]	2	Amortized cost	12,014,919	12,693,256
Loans and borrowings	2	Amortized cost	12,571,004	13,152,300
Lease liabilities [2]	n/a	Amortized cost	3,265,250	3,945,076
2019 Debentures - host liability [3]	2	Amortized cost	21,461,808	19,534,988
2021 Debentures - host liability [3]	3	Amortized cost	66,647	—
2021 Debentures embedded derivative	3	FVTPL	33,828	—
Warrant liability - business acquisition	2	FVTPL	709,922	710,924
Warrant liabilities - 2021 Debentures	3	FVTPL	5,767,206	—
Business acquisition payable	3	Amortized cost	1,833,529	2,439,529
Other liabilities	2	Amortized cost	746,377	6,236,415
			$61,026,314	$59,689,267

1       Excludes amounts for indirect taxes, income taxes and contract asset, where applicable.

2       Lease liabilities are not subject to classification in the fair value hierarchy.

3       2019 Debentures (Note 11(a)) and 2021 Debentures host liability (Note 11(b)).

17 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2021 and 2020
(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 16 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

Financial instruments not measured at fair value

The carrying values of the financial assets and liabilities where the measurement basis is other than FVTPL approximate their fair values due to the immediate or short-term nature of these instruments considering there have been no significant change in credit and market interest rates since origination date.

b)	Measurement of fair value

As described in Note 21 and Note 2(p) to the 2020 Annual Financial Statements, the fair value hierarchy establishes three levels to classify the significance of inputs to valuation techniques used in making fair value measurements of all financial assets and liabilities. Classifications by level of the fair value hierarchy are disclosed above. At September 30, 2021 and December 31, 2020, there were no financial assets and financial liabilities measured and recognized at fair value on a non-recurring basis.

The Company’s policy for determining when a transfer between levels of the fair value hierarchy occurs is to assess the impact at the date of the event or change in circumstance that could result in the transfer. During the nine months ended September 30, 2021, subscriptions payable included in Other liabilities of $5,285,997 were transferred from Level 2 to Level 3 related to the 2021 Debentures. There were no transfers between any other of the levels during the nine months ended September 30, 2021.

Valuation methodologies used in the measurement of fair value for Level 2 financial assets and financial liabilities

The measurement of level 2 financial assets and liabilities is made by reference to the inputs used to determine the fair value of each instrument using an appropriate valuation method. The fair value of long-term receivables is based on the present value considering the time value of the long-term contracts.

Valuation methodologies used in the measurement of fair value for Level 2 financial assets and financial liabilities

The fair value of loans and borrowings approximates their carrying value and has been determined by discounting the contractual cash flows using implied yields of obligations with similar credit risk and maturities. The fair value of the host liability for the 2019 Debentures approximates the carrying value and the fair value was initially calculated using a discount rate of 25% for an equivalent, non-convertible loan at the date of issue. The warrant liability associated with a previous business combination is measured based on the amount of cash that is payable in certain circumstances. A portion of other liabilities at December 31, 2020, represent subscriptions payable and the carrying amount of these balances approximates fair value.

Valuation methodologies used in the measurement of fair value for Level 3 financial liabilities

2021 Debentures

The fair value of the entire financial instrument associated with the 2021 Debentures was determined using a partial differential equation model for convertible debt which considered that the convertible debt consists of two components, each having different default risks. The model calculates the value based on key inputs, which impact the value of the convertible debt including: yield to maturity, principal and coupon payments, share price, exercise price, volatility, term, risk free rates and dividends. The risk adjusted discount rate was applied in determining yield to maturity and this is the most significant unobservable input, and the estimated fair value would increase (decrease) if the risk-adjusted discount rate were lower (higher).

The 2021 Debentures include an embedded derivative for the conversion option. The fair value of the embedded derivative was determined using the same methodology as above adjusted for the nature of the instrument. The embedded derivative includes a foreign currency component which reflects the foreign exchange exposure to convert a US dollar denominated liability to common shares which are denominated in Canadian dollars. The fair value of the embedded derivative is determined first with the residual of the total fair value of the instrument allocated to the host debt. The embedded derivative will be remeasured at each period end with changes in the fair value recognized in the condensed consolidated interim statements of loss and comprehensive loss.

18 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2021 and 2020
(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 16 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

b)	Measurement of fair value (continued)

The Company determined that at the initial recognition date, which was the date of issuance of the debentures, that the fair value of the financial instruments was in excess of the transaction price for tranches one through five (i.e., the fair value of the proceeds received) and the fair value of the tranche six financial instrument was equal to the proceeds received. There were fluctuations in the fair value inputs that arose in the period between the closing of tranches one through five of the Offering and the date of the actual issuance of the debenture certificates. As such the difference between the fair value and transaction price was deferred at initial recognition and the deferred difference was recognized as a loss as factors including the passage of time were met which required recognition (Note 11(c)). The reconciliation of the opening to closing balances associated with the 2021 Debentures are presented in Note 11(b) including fair value changes.

The 2021 Debentures were derecognized at July 12, 2021 (with the exception of the $75,000 principal balance which did not convert) as the instruments were substantially modified, and a new financial liability measured at FVTPL was recognized. The fair value was based on the price of common shares at July 12, 2021 and the warrant value using the Black-Scholes model. These instruments were remeasured directly before conversion to equity The remaining instruments are warrant liabilities as described following.

Warrant liabilities - 2021 Debentures

The fair value of warrant liabilities is measured using the Black-Scholes option pricing model based on the quoted price of the Company’s common stock in an active market, volatility, expected life and risk-free interest rate. Volatility is based on the actual market activity of the Company’s stock over the expected life which is the remaining term of the warrants.

Business acquisition payable

The business acquisition payable consists of contingent consideration payable, the values of which were determined using a discounted cash flow method based on the present value of probability weighted average amount of expected payments discounted at an appropriate discount rate. The reconciliation of the opening to closing balances for Level 3 fair values are presented in Note 8.

c)	Financial instruments risk

A description of the financial instruments and financial risks that the Company is exposed to and the management of these risks is included in Note 21 to the 2020 Annual Financial Statements. There were no significant changes in the Company’s exposure to those risks during the nine months ended September 30, 2021, except for the additional commitments as noted below which impacts liquidity risk.

Commitments

Information regarding the Company’s undiscounted contractual cash flows payable and the Company’s commitments at December 31, 2020 are disclosed in Note 21 and Note 25, respectively, to the 2020 Annual Financial Statements. During the nine months ended September 30, 2021, the most significant change in commitments were associated with the issuance and subsequent conversion of the 2021 Debentures, change in operating line facility, additional loans and borrowings and forgivable government loans, described following. Commitments at December 31, 2020 have been reduced by normal course payments made during the period to September 30, 2021. In October 2021, the Company executed a lease which is expected to increase the undiscounted contractual cash flows (Note 22(e)).

•	At September 30, 2021, the remaining principal balance of the 2021 Debentures is $75,000.
•	During the nine months ended the Company repaid the bank indebtedness at December 31, 2020 and obtained a new operating line in the amount of $5,000,000 of which $2,500,000 was drawn at September 30, 2021 (Note 10).
•	The Company received new borrowings in the principal amount of approximately $577,000 in the nine months ended September 30, 2021, with quarterly payments of approximately $65,000 payable starting November 2021.
•	At December 31, 2020, undiscounted cash flow commitments of approximately $1,000,000 were included in loans and borrowings representing amounts provided by the US government via forgivable loans for COVID-19 support. During the nine months ended September 30, 2021, $965,871 of this amount was forgiven and additional government loans of $840,845 were funded. Management believes that the amount recognized in Other liabilities will ultimately be forgiven, and no cash outflow will be required.

19 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2021 and 2020
(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 16 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

Foreign currency risk

At September 30, 2021, the C$ equivalent carrying amount of the Company’s USD denominated monetary assets and liabilities was $10,500,786 (December 31, 2020 - $8,291,005) and $10,619,313 (December 31, 2020 - $16,398,521), respectively. Assuming all other variables remain constant, a fluctuation of +/- 5.0% in the exchange rate between C$ and USD would impact the net loss for the period by approximately $5,926 (December 31, 2020 - $405,376).

NOTE 17 - FINANCE COSTS

	Three months ended Sept 30,		Nine months ended Sept 30,
	2021	2020	2021	2020
Interest on loans and borrowings (Note 9)	$247,525	$303,872	$781,033	$820,255
Interest on convertible debentures (Note 11)	1,320,886	1,117,668	4,426,119	3,252,581
Interest on lease liabilities	70,899	84,600	225,753	266,592
Transaction costs expensed	76,324	—	530,898	—
Other finance costs	(3,199)	—	(68,855)	—
Total finance costs	$1,712,435	$1,506,140	$5,894,948	$4,339,428

NOTE 18 - OTHER INCOME

	Three months ended Sept 30,		Nine months ended Sept 30,
	2021	2020	2021	2020
Government assistance [1]	$(1,612,052)	$(1,212,216)	$(3,729,795)	$(1,865,138)
Government loan forgiveness [2]	(787,301)	—	(1,088,339)	(100,050)
Derecognition of contingent consideration	—	—	(581,117)	—
Other	(7,181)	243,494	(72,591)	3,799
Total other income	$(2,406,534)	$(968,722)	$(5,471,842)	$(1,961,389)

1 Majority of government grants from the Canadian Government for wage and rental subsidies.

2 Includes other income recognized as below market interest rate benefit.

NOTE 19 - SUPPLEMENTAL CASH FLOW INFORMATION

The following are changes in non-cash working capital.

For the nine months ended September 30,	2021	2020
Trade and other receivables decrease	$(1,014,873)	$1,265,682
Long-term receivables (increase)	(1,632,952)	(697,160)
Prepaid expenses and deposits (increase)	(528,557)	(1,475,204)
Other assets decrease	246,283	—
Trade payables and accrued liabilities (decrease) increase	(438,927)	1,013,521
Deferred revenue (decrease) increase	(478,268)	343,302
(Decrease) increase in working capital	$(3,847,294)	$450,141

20 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2021 and 2020
(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 19 - SUPPLEMENTAL CASH FLOW INFORMATION (continued)

The following are non-cash investing and financing activities.

For the nine months ended September 30,	2021	2020
Addition to right-of-use assets	$—	$316,587
Disposal of right-of-use assets	$—	$(112,446)
Addition to lease liabilities	$—	$312,680
Shares issued in business combination	—	126,737
Shares issued on conversion of 2021 Debentures (Note 11(b))	2,107,787	—
Shares issued on conversion of 2019 Debentures (Note 11(a))	—	3,333
Shares issued on AirFusion asset acquisition	—	66,667
Settlement of liabilities through issuance of common shares or RSUs	$—	$143,002
Non-cash accretion of interest included in finance cost	$2,289,481	$1,556,075
Non-cash broker warrants compensation (Note 14(b))	$294,894	$—

NOTE 20 - CSA ACQUISITION

As described in Note 7 to the 2020 Annual Financial Statements, on January 24, 2020, the Company completed its acquisition of all the outstanding and issued common shares of Construction Systems Associates, Inc. USA (“CSA”). The acquisition was accounted for as a business combination using the acquisition method whereby the assets acquired, and the liabilities assumed were recorded at fair value. At acquisition date the fair values assigned to intangible assets, goodwill and the deferred tax liabilities were measured on a provisional basis and have been revised by the Company as additional information was received.

On January 24, 2021, the measurement period for the acquisition ended and the following table summarizes the acquisition-date fair value, the measurement period adjustments and the final balances of each major class of consideration transferred, the recognized amounts of the identifiable assets acquired and liabilities assumed, and the resulting value of goodwill.

	Preliminary [1]	Measurement period adjustments	Final
Consideration transferred:
Cash consideration	$298,086	$405,126	$703,212
Fair value of common share consideration	2,303,967	106	2,304,073
Fair value of contingent consideration payable	1,734,866	(855,800)	879,066
Total consideration	$4,336,919	$(450,568)	$3,886,351

21 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2021 and 2020
(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 20 - CSA ACQUISITION (continued)

	Preliminary [1]	Measurement period adjustments	Final
Fair value of assets and liabilities recognized:
Cash	$181,408	$—	$181,408
Trade and other receivables	262,846	—	262,846
Prepaid expenses and other deposits	323,439	(309,576)	13,863
Property and equipment	2,098	—	2,098
Right of use assets	291,843	(48,949)	242,894
Intangible - technology	4,512,406	(3,960,526)	551,880
Intangible - customer relationships	—	801,540	801,540
Accounts payable and accrued liabilities	(168,542)	—	(168,542)
Short-term loan	(466,081)	94,471	(371,610)
Lease liabilities	(291,843)	48,949	(242,894)
Deferred tax liabilities	(310,655)	310,655	—
Fair value of net assets acquired	$4,336,919	$(3,063,436)	$1,273,483
Goodwill	$—	$2,612,868	$2,612,868

1  As reported in the condensed consolidated interim financial statements for the three months ended March 31, 2020, as amended. Measurement period adjustments as reported in Note 7 to the 2020 Annual Financial Statements were recognized in various periods after the acquisition.

The fair value of the contingent consideration payable is based on an estimated weighted probability of certain revenue and EBITDA targets being met in a 2-year period from the acquisition date. In January 2021, a portion of the fair value of the contingent consideration payable was determined not to be payable to the previous owners of CSA and as such was recognized in Other income in the condensed consolidated interim statements of loss and comprehensive loss for the nine months ended September 30, 2021 (Note 8).

The Company is required during the measurement period to retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date. The measurement period adjustments from acquisition date to the end of the measurement period are reflected above with the cumulative changes increasing goodwill. The impact on net income (loss) of recognizing these adjustments to the provisional amounts as if the accounting had been completed at the acquisition date are limited to a decrease in amortization of intangibles and related foreign currency translation differences. As measurement period adjustments associated with intangibles were substantially complete at June 30, 2020, there were no other material adjustments.

NOTE 21 - SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied in the preparation of these condensed consolidated interim financial statements are consistent with those applied and disclosed in Note 2 to the 2020 Annual Financial Statements with the exception of:

(a) the expansion of the accounting policy note (q) Convertible Debentures to add the accounting policy related to the issuance of the 2021 Debentures, and (b) the addition of an accounting policy related to warrant liabilities. The revised accounting policies are as follows.

Convertible debentures

Convertible debentures are accounted for depending on the terms of the contract. The fair value of the debentures are allocated into components parts, which may include separate host debt, embedded derivative(s) and/or equity components based on the terms of the contract. Where the fair value of the financial instrument is different than the transaction price then the measurement is dependent on whether the fair value was determined based on a valuation technique that only uses data from observable markets (level 1 input) or otherwise. For compound financial instruments such as the 2019 Debentures where there is a liability and equity component, on issuance of the convertible debentures, the fair value of the liability component is determined using a market rate for an equivalent non-convertible instrument.

22 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2021 and 2020
(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 21 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Convertible debentures (continued)

The proceeds are allocated to the liability component first with the remainder of the proceeds allocated to the conversion option that is recognized and included in equity. The liability component (net of transaction costs) is subsequently measured at amortized cost using the effective interest rate method until it is extinguished on conversion or redemption. The carrying amount of the conversion option is not remeasured in subsequent periods.

For the majority of the 2021 Debentures, the fair value of the financial instruments was greater than the transaction price. The residual is treated as a deferred amount and recognized similar to fair value adjustments on derivatives. For hybrid financial instruments such as the 2021 Debentures where there is a liability and embedded derivative component, the fair value of the embedded derivative is determined first with the residual of the total fair value for the instrument allocated to the host debt. The host debt (liability), net of transaction costs, is subsequently measured at amortized cost using the effective interest rate method until it is extinguished on conversion or redemption.

Transaction costs are apportioned between each component of the convertible debentures based on a percentage of proceeds when the instruments are initially recognized. Transaction costs attributable to the liability and equity components are offset against the respective balances with transaction costs attributable to embedded derivatives directly expensed.

Warrant liabilities

Warrants issued where the number of common shares to be issued or the value of the common shares varies as they are denominated in a foreign currency are classified as derivative financial liabilities. The derivative warrant liability is measured at fair value with changes in fair value recognized in the condensed consolidated statement of comprehensive loss at the end of each reporting period.

Accounting standards development

As described at the end of Note 2 to the 2020 Annual Financial Statements there are a number of new accounting standards, amendments to standards, and interpretations which have been issued by the IASB that are effective in future accounting periods that are not expected to have a material impact on the Company in the year of adoption.

In February 2021, the IASB issued amendments to two existing accounting standards regarding accounting estimates and accounting policies. The amendments issued were Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2), which helps preparers determine which accounting policies to disclose in their financial statements, and Definition of Accounting Estimates (Amendment to IAS 8) which helps entities to distinguish between accounting policies and accounting estimates. These amendments are applicable starting January 1, 2023 with early adoption permitted and are not expected to have a material impact.

NOTE 22 - EVENTS AFTER THE REPORTING PERIOD

a)	Amendment to term loan

On November 9, 2021, the Company amended its term loan with Fiera Private Debt Fund VI LP (“Fiera”, formerly Integrated Private Debt Fund VI LP) (Note 9). The terms were amended in conjunction with the change to the intercreditor agreement effective November 9, 2021, with ATB which determines the priority of security interests in the case of default. The change in the intercreditor agreement allows for the full amount of the operating line with ATB to be available and increases the interest rate on the term loan from 6.85% to 7.5% per annum. In addition, the amendments to the term loan include certain changes to financial covenants which are applicable for the period from July 1, 2021 to December 31, 2022, and the addition of two mCloud subsidiaries as additional guarantors for repayment of the term loan. The principal amount of the loan and the maturity date of August 7, 2026 remained the same. Certain transaction costs were incurred related to the transaction.

23 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months Ended September 30, 2021 and 2020
(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 22 - EVENTS AFTER THE REPORTING PERIOD (continued)

b)	Amendment to credit facility and issuance of warrants

On November 8, 2021, the Company and ATB Financial amended the commitment letter between the parties governing the revolving operating line. An accordion feature has been added which is a provision that allows the Company to increase the maximum amount that may be borrowed under the facility from $5,000,000 to $10,000,000 and allows for increases in funding in increments of $1,250,000 subject to certain conditions. The additional $5,000,000 is only available subject to certain requirements and approval from ATB and Fiera under the intercreditor agreement. An additional $950,000 was drawn under the facility on November 12, 2021 (Note 10).

Pursuant to the amended ATB agreement, on November 29, 2021, the Company is expected to issue 186,916 share purchase warrants to ATB, exercisable to purchase an equivalent number of common shares of the Company at an exercise price of $5.35 per share for a period of three years following issuance.

c)	Listing on Nasdaq Stock Market LLC (“NASDAQ”)

The Company met the listing requirements of the Nasdaq Stock Market LLC (“NASDAQ”) and received approval to be listed on November 23, 2021. On November 24, 2021, the Company’s shares began trading on the NASDAQ under the stock symbol MCLD in US dollars. The Company’s shares also trade on the TSX.V trading in Canadian dollars under the symbol MCLD and on the OTCQB Venture Market under the symbol MCLDF.

d)	Brokered public offering

On November 29, 2021, the Company is expected to close a public offering of 2,100,000 units of the Company (the “Units”) at US$4.50 per unit for aggregate gross proceeds of US$9,450,000 and net proceeds of US$8,694,000 after underwriting discounts and commissions payable. The Company anticipates additional expenses to be incurred related to this offering in addition to the underwriting discount. Each unit consists of one common share of the Company and one common share purchase warrant. Each Warrant entitles the holder to purchase one common share, a warrant share, at an exercise price of US$4.75 per warrant share for five years following closing subject to adjustment in certain circumstances. The common shares and the share purchase warrants will be issued separately.

The Company granted the underwriter an over-allotment option which is exercisable for 45 days to purchase up to 315,000 additional common shares and/or 315,000 additional warrants to purchase common shares under the offering. The Company will issue underwriter warrants to purchase 126,000 common shares as a portion of the underwriting compensation which are exercisable six months following the closing and up to three years from the date of closing at an exercise price of US$4.95.

e)	Lease for Calgary office

In October 2021, the Company executed a 12-year lease for its office in Calgary, Alberta. The lease term commences on December 1, 2022, preceded by a fixturing period which the Company will use to build out the office space to their specifications. The Company will receive a tenant improvement allowance from the landlord which the Company expects will cover most construction costs. Initial deposits of approximately $240,000 will be paid in the quarter ending December 31, 2021. The Company is subject to escalating monthly base rent payments starting at the beginning of the term, which is approximately $9.5 million in undiscounted cash flows over the term of the lease, and a proportion of variable costs including common area maintenance costs and taxes, the amount of which are still to be determined. The Company is responsible for insuring the premises. The lease contains one extension term of five years subject to notice provisions and there is no early termination option.

24 | Notes to the Condensed Consolidated Interim Financial Statements

TSX-V: MCLD NASDAQ: MCLD

mCloud

mcloudcorp.com
PHONE: 1.866.420.1781
EMAIL: ir@mcloudcorp.com